Prudential World Fund, Inc.

655 Broad Street
Newark, New Jersey 07102

August 24, 2017

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Kathryn Hinke

Re:       Prudential World Fund, Inc.

Registration Statement on Form N-14 (File No. 002-89725)

Dear Ms. Hinke:

On behalf of Prudential World Fund, Inc. (sometimes referred to herein as the “Registrant”), set forth below are our responses to telephonic comments received by Claudia DiGiacomo from you on August 15, 2017 and from members of the Division of Investment Management’s accounting staff on August 9, 2017. Such comments relate to the Registrant’s Registration Statement on Form N-14 (the N-14 Registration Statement), which was filed with the U.S. Securities and Exchange Commission (the Commission) on July 20, 2017 under Rule 488 under the Securities Act of 1933 (the 1933 Act). The N-14 Registration Statement will be used in connection with the special meeting of the shareholders of Target International Equity Portfolio (the “Target Portfolio”), which is a series of the Target Portfolio Trust. The shareholder meeting will be held on October 30, 2017, subject to any adjournments thereof (the “Meeting”). At the Meeting, shareholders of the Target Portfolio will be asked to vote to approve or disapprove the reorganization of the Target Portfolio into the Prudential Jennison International Opportunities Fund (the “Prudential Fund”), a series of Prudential World Fund, Inc. (the “Reorganization”). Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the N-14 Registration Statement.

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

GENERAL

1.       Comment: Please include representation from the Registrant and management relating to the accuracy of disclosure in the N-14 Registration Statement not withstanding review or actions by the staff.

Response: The staff has announced that it is no longer seeking Tandy representations. The requested representation is substantially similar to Tandy requests. Therefore, the Registrant respectfully submits that it does not need to include the requested representation with respect to the N-14 Registration Statement.

N-14 Registration Statement

3.       Comment: Please complete and blanks in the N-14 Registration Statement.

Response: The disclosure has been revised as requested.

4.       Comment: Per item 2(b) of Form N-14 please include a table of contents in the beginning of the N-14 Registration Statement.

Response: The form permits that the table of contents be included on the outside back cover.

5.       Comment: Please confirm that the summary includes the key differences of the Funds in the summary. Differences in the Funds should be noted by contrasting the Funds with each other.

Response: The Registrant confirms that the summary includes such disclosures.

6.       Comment: Please include the 33 Act number to the documents incorporated by reference, each time the document is referenced.

Response: The disclosure has been revised as requested.

7.       Comment: Please include a discussion of the Funds’ redemption procedures in the summary.

Response: The disclosure has been revised as requested.

8.       Comment: Please clarify why the Acquiring Fund’s fees are higher before the waiver is not a significant consideration for the Board.

Response: The impact of the reorganization on each Funds’ shareholders was a significant consideration of the Board. The disclosure notes that the Board considered the waiver as a factor in approving the reorganization.

9.       Comment: Please include disclose noting a specific percentage of the size of the liquidation.

Response: The disclosure has been revised as requested.

10.       Comment: Please clarify in the notice of meeting that Class Z shares used to be Class T shares.

Response: The disclosure has been revised as requested.

11.       Comment: Please clarify if the $1.79 per share capital gains impact is net of capital loss carryforwards.

Response: The Registrant confirms that the amount is net of the capital loss carryforwards.

12.       Comment: Please disclose that the directors considered the tax implications of the reorganization, including that it is a tax-free transaction and any limitations of the use of capital loss carryforwards.

Response: The section entitled “Reasons for the Reorganization” include the requested disclosures.

13.       Comment: In the disclosure comparing the Funds’ performance please explain what is meant by the statement that the Prudential Fund’s performance was generally better than that of the Target Portfolio for the same periods.

Response: The disclosure has been revised to delete the term “generally.”

14.       Comment: Please note how the Target Fund’s performance would compare to the Prudential Fund’s benchmark.

Response: The requested disclosure was not considered by the Board as part of the reasons for the reorganization. In addition, the requested disclosure is not required by Form N-14. The Registrant respectfully submits that it is not adding any additional disclosure in response to this request.

15.       Comment: Please explain some of the advantages that come with increased asset growth as noted on page 5.

Response: The disclosure has been revised as requested.

16.       Comment: Please delete references to Class A and Class C shares since these share classes are not part of the reorganization.

Response: The disclosure has been revised to delete references to Class A and Class C shares as appropriate, although certain sections continue to reference such share classes as context requires.

17.       Comment: Please consider whether the Funds’ strategies are comparable rather than similar.

Response: The Registrant has considered the comment and is not revising the disclosure.

18.       Comment: Please explain what is meant by that statement that shareholders of the Target Portfolio who hold their shares in taxable accounts will have “sufficient time” to sell their shares.

Response: The disclosure has been revised to delete the reference to sufficient time.

19.       Comment: Please consider if the following sentence should be revised as follows: “The Manager will not expect the engagement of a transition manager to result in any additional expenses for the Target Portfolio.”

Response: The Registrant has considered the disclosure and respectfully submits that additional revisions are not necessary.

20.       Comment: Please conform your references to investment policies or investment strategies.

Response: The disclosure has been revised as requested.

21.       Comment: Please include a summary of the principal risks of the Funds before the Fees and Expenses. The disclosure should briefly discuss the risks.

Response: The disclosure has been revised as requested.

22.       Comment: Please make the following changes to the performance tables: (a) clarify that since inception information is only provided if the information is available for less than ten years; (b) for the Lipper Customized Blend Funds Average, reference the type of funds in the index and who constructs the average; (c) include the since inception date where missing; and (d) include a description of the Lipper International Multi-Cap Growth Funds Average.

Response: The disclosure has been revised as requested.

23.       Comment: In the comparison of investment strategies, please define fundamental and non-fundamental investment objectives.

Response: The disclosure has been revised as requested.

24.       Comment: Please explain how the Prudential Fund invests in a number of countries throughout the world.

Response: The Prudential Fund states that it seeks to achieve its investment object by primarily investing in equity and equity-related securities of non-US companies located in various countries outside the US. The Fund also lists foreign securities as a principal risk factor.

25.       Comment: Please confirm that the other expenses include costs of short sales.

Response: The Funds currently do not have any short sales positions; however, any costs would be reflected in the data for the time periods indicated.

26.       Comment: Please add a paragraph break under the Prudential Fund’s structured notes disclosure.

Response: The disclosure has been revised as requested.

27.       Comment: Please add a descriptive narrative before the principal risks table since the form requires a narrative description.

Response: The disclosure has been revised as requested. However, the Registrant submits that the Form requires a discussion of the principal risks and that a table format, as previously requested by the staff, satisfies the Form requirements.

28.       Comment: Please make the following revisions to the fundamental restriction table: (a) under 1940 Act diversification, the column for differences and brief discussions, include a statement that the Target Portfolio is also more restrictive than the Prudential Fund; (b) under real estate, the column for differences and brief discussions, include a statement explaining the illiquidity limit; (c) under commodities, the column for differences and brief discussions, include a statement explaining the illiquid limit.

Response: The disclosure has been revised as requested.

29.       Comment: Please be consistent with your terms for non-fundamental policy or non-fundamental operating policy.

Response: The disclosure has been revised as requested.

30.       Comment: Please consider adding a description of the Class R shares and that they are not subject to a sales charge in the comparison of organizational structures for the Prudential Fund.

Response: The Prudential Fund currently does not offer Class R shares. The Prudential Fund will file an amendment to its registration statement to register such shares and will include the requested disclosures in that registration statement. Thus, the Registrant respectfully submits that additional disclosures are not necessary.

31.       Comment: The discussion of the management fees and any waivers includes a statement that shareholder expenses may increase if the waivers are not renewed. Please consider adding this disclosure to each reference to the waivers in the N-14 Registration Statement.

Response: The disclosure has been additional to additional discussions of the waivers as the Registrant deemed appropriate.

32.       Comment: Please review the first sentence of the valuation section to make sure it is accurate.

Response: The disclosure has been reviewed and revised.

33.       Comment: Please consistently change the term the Fund to the Funds (or other term that includes both the Target Portfolio and the Prudential Fund) as applicable.

Response: The disclosure has been revised as requested.

34.       Comment: Please revise the term CDSC period to be more clear.

Response: The disclosure has been revised as requested.

35.       Comment: Please revise charts in the N-14 Registration Statement to present the information about each Fund in a consistent order; do not switch the order of which Fund’s information appears first.

Response: The disclosure has been revised as requested.

36.       Comment: Please confirm that the disclosure providing information about the reorganization conforms to Item 4(b) and provides the information required about securities rights.

Response: The disclosure includes the information required by Item 4(b) and provides the information required about securities rights

37.       Comment: Please explain if any circumstances can cause additional expenses to the expectations about the transition manager’s cost.

Response: The Registrant is not currently aware of any additional circumstances; however, the disclosure is meant to put shareholders on notice that additional expenses could occur.

38.       Comment: Please confirm that the disclosure includes the approximate percentage of Target Portfolio assets to be sold, the cost of the sale as a percentage of the Target Portfolio’s net assets and any tax impact of the reorganization, including an estimate of the expected capital gains distribution as a result of the sale of investments by the Target Portfolio.

Response: The N-14 Registration Statement includes the requested disclosures.

39.       Comment: Please revise the section entitled “Voting Information” as follows: (a) fix the defined term for the 1940 Act majority; (b) describe the vote required to adjourn; (c) disclose the material terms of the agreement with D.F. King, disclose the name of the entity paying D.F. King and confirm that the N-14 Registration Statement is responsive to Item 8 (interest in certain persons); and (d) include disclosures about legal proceedings.

Response: The disclosure has been revised as requested as applicable. There are no legal proceedings that must be disclosed.

Any questions or comments with respect to the N-14 Registration Statement may be communicated to Claudia DiGiacomo at (973) 802-5032.

Sincerely yours,

/s/ Claudia DiGiacomo

Claudia DiGiacomo

Vice President and Corporate Counsel